UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒            Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011
OR

☐            Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for
the Years Ended December 31, 2011 and 2010

INDEX

The following financial information is submitted herewith:	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements for the Years Ended
December 31, 2011 and 2010	4-15

Schedule H, Line 4i – Schedule of Assets (held at end of year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Westfield Financial, Inc.
Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) for 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 12, 2012

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$1,329,436	$1,765,680
Pooled separate accounts	5,640,373	5,315,027
Stable value fund	1,635,816	1,285,329
Mutual fund	267,960	210,035

Total investments at fair value	8,873,585	8,576,071

Employer contributions receivable	-	31
Notes receivable from participants	328,541	258,801
Net assets available for benefits at fair value	9,202,126	8,834,903

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(37,171)	(25,726)

Net assets available for benefits	$9,164,955	$8,809,177

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010

Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(470,588)	$941,881
Interest and dividends	102,867	111,735
Total investment (loss) income	(367,721)	1,053,616

Interest income on notes receivable from participants	13,308	13,320

Contributions:
Participant	707,202	654,802
Employer	203,893	184,082
Rollovers	10,518	-
Total contributions	921,613	838,884

Total additions	567,200	1,905,820

Deductions from net assets attributed to:
Benefits paid to participants	206,937	739,924
Administrative expenses	4,485	3,722

Total deductions	211,422	743,646

Net increase	355,778	1,162,174

Net assets available for benefits:

Beginning of the year	8,809,177	7,647,003

End of the year	$9,164,955	$8,809,177

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.         DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan.  Principal Financial Group is the custodian of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan.  In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion.  No discretionary contributions were made for the years ended December 31, 2011 and 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

            DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group, common shares of Westfield Financial, Inc. (the parent company of Westfield Bank), a stable value fund and a mutual fund.  Company contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service.  A participant is 100% vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000.  The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence.  These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator.  Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2011.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010
             DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions.  Forfeited nonvested balances were $138 and $0 for the years ended December 31, 2011 and 2010, respectively.  In 2012, all remaining forfeitures from 2011 will be used to reduce employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan document.  Fees paid by the Plan to the custodian for administrative services were $4,485 and $3,722 for the years ended December 31, 2011 and 2010, respectively.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Estimates are principally used in the determination of the fair value of investments.  Actual results could differ from those estimates.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Accounting Standards Codification 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to the guaranteed interest accounts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are valued at the net asset value (“NAV”) which is based on the fair value of the underlying assets of the accounts.  Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Purchases and sales of securities are recorded on a trade-date basis.  Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses.  Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the plan year in excess of the IRC limitations.

Benefits

Benefits are recorded when paid.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Plan for the year ended December 31, 2011.

Fair Value Hierarchy

The Plan groups its assets measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.  Level 3 assets include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

3.	INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2011 and 2010.  Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.
	2011		2010
Westfield Financial, Inc. Common Stock (180,630 shares and 190,884 shares at December 31, 2011 and 2010, respectively)	$1,329,436	*	$1,765,680	*
The Principal Financial Group:
Bond and Mortgage Separate Account	238,258		203,271
Principal Lifetime 2010 Separate Account	288,237		403,056
Principal Lifetime 2015 Separate Account	82,839		111,579
Principal Lifetime 2020 Separate Account	565,473	*	660,194	*
Principal Lifetime 2025 Separate Account	23,776		37,792
Principal Lifetime 2030 Separate Account	693,893	*	652,815	*
Principal Lifetime 2035 Separate Account	16,980		2,204
Principal Lifetime 2040 Separate Account	494,517	*	378,112
Principal Lifetime 2045 Separate Account	15,445		7,315
Principal Lifetime 2050 Separate Account	88,335		79,967
Principal Lifetime 2055 Separate Account	14,028		6,266
Principal Lifetime Strategic Inc. Separate Account	862		1,267
Small Capital S&P 600 Index Separate Account	109,856		115,895
Middle Capital S&P 400 Index Separate Account	276,485		203,729
Large Capital S&P 500 Index Separate Account	564,863	*	529,321	*
Diversified International Separate Account	435,168		442,577
PIMCO Total Return C Fund	267,960		210,035
Morley Financial Services, Inc. Stable Value Fund	1,635,816	*	1,285,329	*
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account	187,107		188,726
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account	223,447		191,462
Turner/Mellon/Jacobs Levy MIDCAP Gr III Separate Account	157,852		152,181
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account	146,204		143,689
Columbus Circle Investors Large Capital Growth Separate Account	325,975		179,005
TS&W/Herndon Large Capital Value I Separate Account	349,654		343,600	*
AllianceBern/CCI/Brown Small Cap Growth I Separate Account	341,119		281,004

Investments at Fair Value	$8,873,585		$8,576,071
* Investments that represent 5% or more of net asset available for benefits.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010
INVESTMENTS (Continued)

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

	2011	2010

Pooled Separate Accounts	$(151,606)	$713,728
Stable Value Fund	24,459	25,347
Mutual Fund	1,516	7,697
Westfield Financial, Inc. Common Stock	(344,957)	195,109
Net (depreciation) appreciation in fair value of investments	$(470,588)	$941,881

Stable Value Fund

In 2006, the Plan entered into a benefit-responsive investment contract with The Union Bond & Trust Company Principal Stable Value Fund (the “Fund”).  Morley Financial Services, Inc. acts as the Fund’s investment advisor.  The Union Bond & Trust Company maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The investment contract is reflected in the financial statements at fair value as reported to the Plan by The Union Bond & Trust Company.

Since the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  The investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value, as reported to the Plan by The Union Bond & Trust Company, represents invested principal plus accrued interest thereon.  The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2011 and 2010 was $1,635,816 and $1,285,329, respectively.  The gross crediting interest rate is based on a formula agreed upon with the issuer.  The interest rates are reviewed on a monthly basis for resetting.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010
INVESTMENTS (Concluded)

Certain events may limit the ability of the Plan to transact at contract value.  Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs.  The Plan Administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The Union Bond & Trust Company can terminate the investment contract upon the event of default by the Plan if it determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on its interest with respect to the contract.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2011 and 2010:

	2011	2010
Average yields:
Based on actual earnings	2.37%	2.78%
Based on interest rate credited to participants	2.14%	2.81%

4.         PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.         FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated September 2, 2011, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC.  The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

FEDERAL INCOME TAX STATUS (Concluded)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.         TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group.  Westfield Financial, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Company to the custodian for loan administration and other administrative services were $20,350 and $21,350 for the years ended December 31, 2011 and 2010, respectively.

7.         RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Westfield Financial, Inc. and separate accounts managed by The Principal Financial Group.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

8.         RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits in the statements of net assets available for benefits and net assets on Form 5500 at December 31, 2011:

Net assets available for benefits as reported in the statements of net assets available for benefits	$9,164,955
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	37,171
Net assets per Form 5500	$9,202,126

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2011, to Form 5500:

Net increase in net assets per the statements of changes in net assets	$355,778
Add: Adjustment from fair value to contract value	11,445
Net income per Form 5500	$367,223

9.         FAIR VALUE MEASUREMENTS

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts are based on the NAV which is based on the fair value of the underlying assets of the accounts.

Mutual Funds – Mutual Funds are valued at the NAV of shares held by the Plan at year end.

Stable Value Fund – This is a collective investment trust for which the net asset value is based on the market value of its underlying investments.  This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively:

	Assets	2011
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,329,436	$1,329,436	$-	$-
Pooled separate accounts:
Large U.S. equity	1,386,696	-	1,386,696	-
Small/mid U.S. equity	1,295,866	-	1,295,866	-
Balanced/asset allocation	2,284,385	-	2,284,385	-
International equity	435,168	-	435,168	-
Other	238,258	-	238,258	-
Stable Value Fund	1,635,816	-	1,635,816	-
Mutual Fund	267,960	267,960	-	-
Total	$8,873,585	$1,597,396	$7,276,189	$-

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010
          FAIR VALUE MEASUREMENTS (Concluded)

	Assets	2010
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,765,680	$1,765,680	$-	$-
Pooled separate accounts:
Large U.S. equity	1,195,615	-	1,195,615	-
Small/mid U.S. equity	1,132,997	-	1,132,997	-
Balanced/asset allocation	2,340,567	-	2,340,567	-
International equity	442,577	-	442,577	-
Other	203,271	-	203,271	-
Stable Value Fund	1,285,329	-	1,285,329	-
Mutual Fund	210,035	210,035	-	-
Total	$8,576,071	$1,975,715	$6,600,356	$-

There were no assets or liabilities valued on a non-recurring basis at December 31, 2011 or 2010.  There were no liabilities measured on a recurring basis at December 31, 2011 or 2010.

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2011

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Westfield Financial, Inc. Common Stock (180,630 shares)	$1,329,436
*The Principal Financial Group:
Bond and Mortgage Separate Account	238,258
Principal Lifetime 2010 Separate Account	288,237
Principal Lifetime 2015 Separate Account	82,839
Principal Lifetime 2020 Separate Account	565,473
Principal Lifetime 2025 Separate Account	23,776
Principal Lifetime 2030 Separate Account	693,893
Principal Lifetime 2035 Separate Account	16,980
Principal Lifetime 2040 Separate Account	494,517
Principal Lifetime 2045 Separate Account	15,445
Principal Lifetime 2050 Separate Account	88,335
Principal Lifetime 2055 Separate Account	14,028
Principal Lifetime Strategic Inc. Separate Account	862
Small Capital S&P 600 Index Separate Account	109,856
Middle Capital S&P 400 Index Separate Account	276,485
Large Capital S&P 500 Index Separate Account	564,863
Diversified International Separate Account	435,168
PIMCO Total Return C Fund	267,960
Morley Financial Services, Inc. Stable Value Fund	1,635,816
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account	187,107
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account	223,447
Turner/Mellon/Jacobs Levy MIDCAP Gr III Separate Account	157,852
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account	146,204
Columbus Circle Investors Large Capital Growth Separate Account	325,975
TS&W/Herndon Large Capital Value I Separate Account	349,654
AllianceBern/CCI/Brown Small Cap Growth I Separate Account	341,119
Investments at Fair Value	8,873,585

*Notes receivable from participants (4.25% - 9.25%)	328,541

Total assets held for investment purposes	$9,202,126
* Indicates party-in-interest to the Plan.

There were no investment assets which were both acquired and disposed of during the plan year.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 15, 2012	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr.
Chief Financial Officer

EXHIBITS

  Exhibit
  Number                                                                             Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm